Exhibit 99.1

CureVac Announces Positive Phase 2 Interim Data from COVID-19 Vaccine Development

Program in Collaboration with GSK Providing Strong Validation of Proprietary Technology Platform

•	Head-to-head comparison with licensed bivalent mRNA-based comparator vaccine confirms competitive immune responses at lower doses and favorable tolerability profile

•	Monovalent mRNA vaccine candidate, CV0601, encoding Omicron BA.4-5 variant and bivalent candidate, CV0701, encoding Omicron BA.4-5 variant as well as the original SARS-CoV-2 virus, successfully boosted antibody titers and were generally well tolerated across all tested dose levels

TÜBINGEN, Germany/BOSTON, USA – January 5, 2024 – CureVac N.V. (Nasdaq: CVAC) (“CureVac”), a global biopharmaceutical company developing a new class of transformative medicines based on messenger ribonucleic acid (“mRNA”), today announced positive interim data from the ongoing Phase 2 study assessing monovalent and bivalent modified vaccine candidates against COVID-19. Both vaccine candidates are being developed in collaboration with GSK. Selected data can be reviewed in the presentation associated with this press release.

Results from the formal interim analysis showed that both vaccine candidates using CureVac’s proprietary second-generation mRNA backbone produced meaningful immune responses and favorable reactogenicity profiles across all tested doses, including the lowest tested dose. All three of the dose levels tested were below those used in mRNA-based COVID-19 vaccines licensed in the U.S. and EU.

“These positive Phase 2 data continue to strongly validate the competitiveness of our proprietary mRNA-technology platform and second-generation mRNA backbone in comparison to a licensed mRNA-based vaccine,” said Dr. Myriam Mendila, Chief Development Officer of CureVac. “We are greatly encouraged by the strong immunogenicity results achieved for our COVID-19 mRNA vaccine candidates and are in advanced discussions with regulatory authorities to determine the best path forward for a pivotal Phase 3 study. With this, we advance our joint COVID-19 development program along with our joint flu vaccine program, which continues to progress steadily as well.”

The Phase 2 study assesses the safety and immunogenicity of different single booster doses of monovalent vaccine candidate CV0601, encoding the spike protein of the Omicron BA.4-5 variant and bivalent vaccine candidate CV0701, encoding the spike protein of the Omicron BA.45 variant and original SARS-CoV-2 virus. Safety and immunogenicity were assessed in comparison to a licensed bivalent mRNA-based COVID-19 comparator vaccine. While the monovalent candidate CV0601 was tested at a single medium dose level, the bivalent candidate CV0701 was tested at low, medium, and high dose levels. The study is being conducted in Australia and is fully enrolled with 427 healthy adults aged 18 and older equally randomized between dose groups.

Reactogenicity data cover all dose groups for both vaccine candidates. The vaccine candidates were shown to be generally well tolerated with a lower or similar proportion of participants reporting solicited adverse events when compared to comparator vaccine participants within seven days of dosing.

Interim immunogenicity data showed meaningful titers of neutralizing antibodies for both candidates at all dose levels. Titers of neutralizing antibodies matched or numerically exceeded the titers induced by the licensed comparator vaccine at all tested doses except for the low dose level of CV0701.

The monovalent candidate CV0601, which was tested at a medium dose level, elicited neutralizing antibody titers against the Omicron BA.4-5 variant on day 29 following the booster vaccination that were 5.0 times the pre-boosting titers, numerically exceeding the 3.6-fold ratio generated by the licensed comparator vaccine.

For the low, medium, and high dose levels tested for the bivalent candidate CV0701, neutralizing antibody titers against BA.4-5 on day 29 following the booster vaccination were 2.7-fold, 3.7-fold and 4.6-fold the titers before the booster, compared to a 3.6-fold ratio of post- to prebooster titers for the comparator vaccine.

About CureVac

CureVac (Nasdaq: CVAC) is a global biopharmaceutical company in the field of messenger RNA (mRNA) technology, with more than 20 years of expertise in developing, optimizing, and manufacturing this versatile biological molecule for medical purposes. The principle of CureVac’s proprietary technology is the use of optimized mRNA as a data carrier to instruct the human body to produce its own proteins capable of fighting a broad range of diseases. In July 2020, CureVac entered in a collaboration with GSK to jointly develop new products in prophylactic vaccines for infectious diseases based on CureVac’s second-generation mRNA technology. This collaboration was later extended to the development of second-generation COVID-19 vaccine candidates, and modified mRNA vaccine technologies. Based on its proprietary technology, CureVac has built a deep clinical pipeline across the areas of prophylactic vaccines, cancer therapies, antibody therapies, and the treatment of rare diseases. CureVac N.V. has its headquarters in Tübingen, Germany, and has more than 1,100 employees across its sites in Germany, the Netherlands, Belgium, Switzerland and the U.S. Further information can be found at www.curevac.com.

CureVac Media and Investor Relations Contact

Dr. Sarah Fakih, Vice President Corporate Communications and Investor Relations

CureVac, Tübingen, Germany

T: +49 7071 9883-1298

M: +49 160 90 496949

sarah.fakih@curevac.com

Forward-Looking Statements CureVac

This press release contains statements that constitute “forward looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the opinions, expectations, beliefs, plans, objectives, assumptions or projections of CureVac N.V. and/or its wholly owned subsidiaries CureVac SE, CureVac Manufacturing GmbH, CureVac Inc., CureVac Swiss AG, CureVac Corporate Services GmbH, CureVac RNA Printer GmbH, CureVac Belgium SA and CureVac Netherlands B.V. (the “company”) regarding future events or future results, in contrast with statements that reflect historical facts. Examples include discussion of the potential efficacy of the company’s vaccine and treatment candidates and the company’s strategies, financing plans, growth opportunities and market growth. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project,” or “expect,” “may,” “will,” “would,” “could,” “potential,” “intend,” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the company. However, these forward-looking statements are not a guarantee of the company’s performance, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks, uncertainties and other variable circumstances, including negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, ability to obtain funding, ability to conduct current and future preclinical studies and clinical trials, the timing, expense and uncertainty of regulatory approval, reliance on third parties and collaboration partners, ability to commercialize products, ability to manufacture any products, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in the company’s industry, the effects of the COVID-19 pandemic on the company’s business and results of operations, ability to manage growth, reliance on key personnel, reliance on intellectual property protection, ability to provide for patient safety, fluctuations of operating results due to the effect of exchange rates, delays in litigation proceedings, different judicial outcomes or other factors. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. Many of these risks are outside of the company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law.

For further information, please reference the company’s reports and documents filed with the U.S. Securities and Exchange Commission (SEC). You may get these documents by visiting EDGAR on the SEC website at www.sec.gov.

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